UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 17)

DUCKWALL-ALCO STORES, INC.

(Name of issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of class of securities)

264142100

(CUSIP number)

Leonard Chazen, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

(Name, address and telephone number of person authorized to receive notices and communications)

December 23, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No 264142100
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strongbow Capital, Ltd. None
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person CO

CUSIP No 264142100
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strongbow Capital Management, Ltd. None
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person CO

CUSIP No 264142100
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Raymond A. D. French
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds 00
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Republic of Ireland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

This Amendment No. 17 to the Schedule 13D (the “Schedule 13D”), dated December 27, 2010, is filed with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to the common stock $.0001 par value (“Common Stock”) of Duckwall-ALCO Stores, Inc., a Kansas corporation (“Duckwall” or the “Company”). The principal offices of Duckwall are located 401 Cottage Street, Abiline, KS 67410.

Item 2.	Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French, who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007. Strongbow is an investor in equity securities. Strongbow is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A. D. French is a citizen of the Republic of Ireland whose address is 19 The Elms, Lezayre Road, Ramsey, Isle of Man IM8 2TA, British Isles. Mr. French is a company director. Mr. French is Chairman of SCM and is the controlling person of SCM. Mr. French’s email address is: rayfrench@strongbow-capital.com

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	19 The Elms Lezayre Road Ramsey, Isle of Man IM8 2TA British Isles	Irish

Estela G.C. French	Company Director	19 The Elms Lezayre Road Ramsey, Isle of Man IM8 2TA British Isles	Irish

Mr. French is the Chairman of SCM. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Chairman	19 The Elms Lezayre Road Ramsey, Isle of Man IM8 2TA British Isles	Irish

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby restated as follows:

No funds were used to effect the Distribution.

Item 4.	Purpose of Transaction.

Item 4 is hereby restated as follows:

Strongbow and SCM effected a series of transactions, the last of which was effected on December 23, 2010, in which all the shares of Common Stock beneficially owned by the Filing Parties (the “Shares”) were distributed to the investors in Strongbow based on their ownership of Strongbow capital stock (such transactions, the “Distribution”). At the time of the Distribution, Strongbow, SCM and Raymond A. D. French ceased to be beneficial owners of the Common Stock. Mr. French resigned from the board of directors of the Company, effective at the close of business in New York on December 27, 2010.

Item 5.	Interest in Securities of the Issuer.

(a) After the Distribution was completed on December 23, 2010, none of the Filing Parties beneficially owned any shares of Common Stock.

(b) None of Strongbow, SCM or Raymond A.D. French has any individual or shared power to dispose or direct the disposition of any shares of Common Stock.

(c) The Distribution was completed on December 23, 2010. In the Distribution, Strongbow and SCM distributed all the Shares to their individual partners. Neither Strongbow nor SCM received any consideration for the Shares.

(d) None of the Filing Parties has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock.

(e) The Filing Parties ceased to beneficially own any shares of Common Stock after the Distribution was completed on December 23, 2010.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7.	Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2010

STRONGBOW CAPITAL, LTD.

By:	/S/ RAYMOND A. D. FRENCH
Raymond A. D. French
Company Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/S/ RAYMOND A. D. FRENCH
Raymond A. D. French
Chairman

RAYMOND A. D. FRENCH

By:	/S/ RAYMOND A. D. FRENCH